UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Pursuant to Regulation 30 of the Listing Regulations, please note that in the wake of the novel Coronavirus (COVID-19) outbreak across the Globe, there are various advisory directives issued by the Central / State Governments and Municipal Authorities in India to prevent and contain the spread of COVID-19. The Company and its subsidiaries have been taking various precautionary measures to ensure the safety and well-being of all our employees and stakeholders. While most of our operations are ‘essential’ or ‘continuous’ in nature we have had temporary disruptions largely driven by logistical bottlenecks. We expect these issues to be resolved over the short term that will allow the Company to return to full capacity in coming weeks.

Specifically, with reference to the circular issued by the Ministry of Mines No. CV-16/30/2020-M.VI dated 26.03.2020, it has been advised that the State Government should facilitate measures that would ensure continuity of operations of Steel, Aluminum, Copper, Cement and other such plants that require continuous process. The related activities like supply/movement of raw materials, equipment etc. including imported ones through rail/air/ports can be similarly facilitated.

The aforesaid mining operations including allied activities as well as the Oil & Gas business operations which is covered under manufacturing of essential commodities, will be carried out during the lockdown period as per the order no 40-3/2020 DM1(A) dt 24.03.2020 and dt 25.03.2020 of Ministry of Home Affairs and the SOP’s and advisories issued to the State Governments by the Ministry of Health and Family Welfare including ICMR, NDMA and other related agencies.

Accordingly, our sites will be operational in compliance with the referred order.

Vedanta has been proactively monitoring the situation since the early stages of the breakout of COVID-19 and had rolled-out a slew of measures to ensure the safety and wellbeing of its employees and also, thereby to help contain the spread of the Coronavirus.

The Group Chairman, Mr. Anil Agarwal, has already conveyed the organization’s commitment for setting up a dedicated ₹ 100 crore fund as part of its endeavor to join ranks with the Government of India to combat the widespread outbreak of COVID-19. The fund will cater to three specific areas – Livelihood of the daily wage worker, employees & contract workers, preventive health care and will provide timely help to communities in and around various plant locations of the company.

The Company has filed the ‘Company Affirmation of Readiness towards COVID-19’ e-form with the Ministry of Corporate Affairs.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer